Exhibit 99.2

CHINA SUNERGY CO., LTD

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker:  CSUN)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on August 25, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting of China Sunergy Co., Ltd. (the “Company”) will be held at  No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, the People’s Republic of China on August 25, 2011 at 9:00 a.m. (Beijing time), for the purposes of considering and, if thought fit, passing the following resolutions (with or without modifications) as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	Retirement and Re-election of Mr. Tingxiu Lu as a Class A director of the Company;

2.	Retirement and Re-election of Mr. Jian Li as a Class A director of the Company;

3.	Retirement and Re-election of Mr. Zhifang Cai as a Class A director of the Company;

4.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011; and

5.
The directors or each of Tingxiu Lu and Zhifang Cai (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director or Officer, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on June 30, 2011 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.  Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

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By Order of the Board of Directors of China Sunergy Co., Ltd.

/s/ Tingxiu Lu
Tingxiu Lu
Chairman

Nanjing, PRC

June 30, 2011

Executive Office: No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing Jiangsu 211100, People’s Republic of China	Registered Office: Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands

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